UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                            Battery Technologies Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                   07132T-10-2
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                                 (CUSIP Number)

                                 Mr. Juan Ducali
                    Nordea Bank Finland Plc, New York Branch
                               437 Madison Avenue
                               New York, NY 10022
                                 (212) 318-9562
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 13, 2003
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07132T-10-2           SCHEDULE 13D/A                            Page 2

    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Nordea Bank Finland Plc, New York Branch

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*
          OO

    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)    [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Finland

                           7     SOLE VOTING POWER
                                 4,162,300
 NUMBER OF SHARES
   BENEFICIALLY            8     SHARED VOTING POWER
     OWNED BY                    0
  EACH REPORTING
      PERSON               9     SOLE DISPOSITIVE POWER
       WITH                      4,162,300

                           10    SHARED DISPOSITIVE POWER
                                 0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,162,300

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.5%

    14    TYPE OF REPORTING PERSON*

          BK


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

         This Amendment No.2 amends the Statement on Schedule 13D (the "Schedule 13D"), filed by Merita Bank Plc, New York Branch on May 24, 2001, as amended by Amendment No. 1 dated March 14, 2003, filed by Nordea Bank Finland Plc, New York Branch (the "Reporting Person") with respect to the common shares of Battery Technologies Inc. (the "Common Shares"), a corporation organized under the laws of the Province of Ontario, Canada (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. The principal executive offices of the Company are located at 30 Pollard Street, Richmond Hill, Ontario, Canada L4B 1C3.


Item 5.  Interest in Securities of the Company.

         Items 5(a) and (b) are hereby amended to read in their entirety as follows:

         "(a-b) As of March 14, 2003, the Reporting Person directly beneficially owned 4,162,300 Common Shares.

The following information is being provided with respect to the Reporting Person's beneficial ownership of the Common Shares (as of March 14, 2003):

     (i)   Amount Beneficially Owned:                                  4,162,300
     (ii)  Percent of Class:                                                4.5%
     (iii) Number of Common Shares as to which such person has:

           o  sole power to vote or to direct the vote                 4,162,300
           o  shared power to vote or direct the vote                          0
           o  sole power to dispose or to direct the disposition of    4,162,300
           o  shared power to dispose or to direct the disposition of          0



         To the best knowledge of the Reporting Person, and except as described in the Schedule 13D, as of March 14, 2003, neither the Reporting Person nor any of the persons listed in Exhibit A beneficially owned any securities of the Company."

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2003



                                     Nordea Bank Finland Plc, New York Branch

                                     By:
                                         ------------------------------------
                                     Name: Juan Ducali
                                     Title: First Vice President